                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                      Big Buck Brewery & Steakhouse, Inc.
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                                (Name of Issuer)


                    Common Shares, par value $0.01 per share
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                         (Title of Class of Securities)


                                  089072 10 2
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                                 (CUSIP Number)

                                William Rolinski
                      Big Buck Brewery & Steakhouse, Inc.
                              550 South Wisconsin
                                 P.O. Box 1430
                          Gaylord, Michigan 49734-5430
                                 (517) 731-0401
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 8, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 089072 10 2             13D                        PAGE    OF    PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Wayne County Employees' Retirement System
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Michigan
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                7   SOLE VOTING POWER
  NUMBER OF
                    3,299,173.56
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,299,173.56
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,299,173.56
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     EP
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
ITEM 1.   SECURITY AND ISSUER.


          The title of the class of equity securities to which this statement relates is Common Shares, par value $0.01 per share ("Common Shares"), of Big Buck Brewery & Steakhouse, Inc., a Michigan corporation (the "Company"). The address of the Company's principal executive offices is 550 South Wisconsin Street, Gaylord, Michigan 49734-5430.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by the Wayne County Employees' Retirement System ("WCERS"), a body politic of the State of Michigan. The principal business and office address of WCERS is 400 Monroe Street, Suite 320, Detroit, Michigan 48226.

          WCERS has not, during the last five years, been convicted in a criminal proceeding. WCERS has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This statement is being filed to report (1) that, on February 8, 2000, WCERS acquired two promissory notes (collectively, the "Notes") from the Company convertible into 3,099,173.56 Common Shares for an aggregate amount of $7,500,000, and (2) that, on February 8, 2000, as part of the same transaction, WCERS acquired a warrant (the "Warrant") to purchase from the Company 200,000 Common Shares. The source of the funds used in making the purchase were pension funds held and administered by WCERS.

ITEM 4.   PURPOSE OF TRANSACTION.

          WCERS acquired the interests in the Company Common Shares as partial consideration for its investment in and provision of financing to the Company.

          WCERS may, from time to time, acquire Common Shares (1) by the exercise of its conversion rights under the Notes or rights under the Warrant,
(2) from time to time for investment purposes if market conditions are favorable, or (3) any combination of the foregoing. WCERS may also dispose of some or all of the Company Common Shares that it beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by the Company), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Shares by WCERS pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. WCERS reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if it determines such acquisition or disposal is not in its best interests at that time.

          Other than as described above, WCERS does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that, from time to time, the Company might add additional directors if it finds qualified candidates willing to serve, (e) any material change in the Company's present capitalization or dividend policy, except that, from time to time, the Company might raise additional capital based on its needs, (f) any other material change in the Company's business or corporate structure, (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (i) any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The number and percentage of Common Shares beneficially owned by WCERS as of February 8, 2000 are as follows:

                         Number                        Percent
                         ------                        -------
     WCERS               3,299,173.56  (1)             37.90%  (2)

(1) The shares shown above as beneficially owned by WCERS consist of 3,299,173.56 shares that WCERS has had the right to acquire as of February 8, 2000 pursuant to the exercise of conversion rights granted to WCERS under the convertible notes executed by the Company in favor if WCERS, and the purchase rights granted to WCERS under the Common Stock Purchase Warrant.

(2) Based on the 5,405,481 Common Shares reported as outstanding as of May 19, 1999 in the Company's Quarterly Report on Form 10-Q for the quarter ended April 4, 1999.


          Subject to applicable state law regulating the investment and holding of pension funds by WCERS, WCERS has sole voting and investment power over the Common Shares listed above as owned by WCERS.

          No person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by WCERS.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the investment by WCERS in the Company and the provision of financing to the Company, the Company has agreed to amend its Articles of Incorporation such that prior approval by the Michigan Liquor Control Commission by an acquirer of ten percent (10%) or more of the Company's outstanding stock is not required.

          The conversion rights granted to WCERS are described in Item 5 and are subject to the terms of each of (1) the 10% Convertible Secured Promissory Note, dated February 4, 2000, in the principal amount of $5,876,114.74, executed by the Company in favor of WCERS (the "$5,876,114.74 Convertible Note"), and (2) the Amended, Restated and Consolidated Convertible Note, dated February 4, 2000 in the principal amount of $1,623,885.26, executed by the Company in favor of WCERS (the "$1,623,885.26 Convertible Note"). The right to purchase Common Stock granted to WCERS is described in Item 5 and is subject to the terms of the Common Stock Purchase Warrant dated February 4, 2000 for the purchase of 200,000 shares of Company Common Stock (the "Warrant"). The rights of WCERS under the Notes and the Warrants are further subject to the terms of the Subscription and Investment Representation Agreement dated February 4, 2000 by and between WCERS and the Company (the "Subscription Agreement").

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. 10% Convertible Secured Promissory Note, dated February 4, 2000, in the principal amount of $5,876,114.74.

          2. Amended, Restated and Consolidated Convertible Note, dated February 4, 2000 in the principal amount of $1,623,885.26.

          3.   Common Stock Purchase Warrant dated February 4, 2000.

          4. Subscription and Investment Representation Agreement dated February 4, 2000.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  WAYNE COUNTY EMPLOYEES'
                                                  RETIREMENT SYSTEM


Dated:  February 15, 2000                         By:  /s/ RONALD YEE
                                                       -------------------------
                                                  Name:  Ronald Yee
                                                  Title: Director

                                  EXHIBIT INDEX


          1. 10% Convertible Secured Promissory Note, dated February 4, 2000, in the principal amount of $5,876,114.74.

          2. Amended, Restated and Consolidated Convertible Note, dated February 4, 2000 in the principal amount of $1,623,885.26.

          3.   Common Stock Purchase Warrant dated February 4, 2000.

          4. Subscription and Investment Representation Agreement dated February 4, 2000.